Jeffrey A. Baumel Partner	jeffrey.baumel@dentons.com D +1 212 768 5374

Dentons US LLP
1221 Avenue of the Americas
New York, New York 10020 USA

T +1 212 768 6700
F +1 212 768 6800

July 10, 2014

Mr. Jeffrey P. Riedler
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innocoll GmbH
Registration Statement on Form F-1
Filed June 19, 2014
File No. 333-196910

Dear Mr. Riedler:

This letter sets forth the responses of Innocoll AG (the “Company”) to the comment letter, dated July 8, 2014, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s registration statement on Form F-1, filed on June 19, 2014 (the “Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financing Activities
Reorganization to Innocoll AG, page 79

1.	Please refer to prior comment 2. Please note that we are deferring our evaluation of your reorganization into a German stock corporation until this reorganization is completed and the corresponding exhibits are filed.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s reorganization into a German stock corporation (Aktiengesellschaft or AG) was completed on July 3, 2014 and the Registration Statement has been amended to reflect the reorganization. Please be advised that the recapitalization of the preferred shares into ordinary shares that was contemplated at the time of initial submission of the registration statement in March 2014, was completed prior to the filing of the Registration Statement on June 19, 2014 and is completely reflected in such Registration Statement. The final reorganization of Innocoll GmbH into Innocoll AG by the Company does not in any way affect the disclosures previously provided for therein from a financial standpoint. That is, all ordinary shares and options in Innocoll GmbH were converted into ordinary shares and options in Innocoll AG in the manner described therein. The next amendment to be filed by the Company will not reflect any change with respect to the financial information provided with respect thereto. When the amendment is filed, the exhibits will include the Innocoll AG articles of association, as validly adopted by the Company pursuant to German law. Accordingly, we do not anticipate any change to the capital of the Company or to the financial statements resulting from the reorganization from a GmbH into an AG that will be reflected in the next amendment. Rather, the changes merely reflect a change in the name and the corporate structure.

Mr. Jeffrey P. Riedler	Page 2	July 10, 2014

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Employee benefit plans
Share-Based Compensation, page F-12

2.	Please refer to prior comment 5. We acknowledge the information provided in your response. In addition, please revise your disclosure to state that you will no longer be required to estimate the fair value of your ordinary shares underlying new equity awards once those shares begin trading.

Separately in your response, progressively bridge your fair value determinations to the estimated IPO price range. Please reconcile and explain the differences between the midpoint of your estimated offering price range and the fair values included in any analysis you provide. For example, this explanation should include a discussion of the business factors underlying the increase in your equity fair value in the first quarter of 2014, which appears to have increased from $39.5 million on January 1, 2014 to $150 million on May 22, 2014. Also, note that we are deferring a final evaluation of your stock compensation and other costs for future equity issuances, including options, warrants, ordinary shares, and preference shares, until your amendment containing the estimated offering price is filed.

Response:

a.         The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page F-13 to note that the Company will no longer be required to estimate the fair value of its ordinary shares underlying new stock-based compensation awards once those shares begin trading. A proof of the proposed page from the Company’s next amendment to the Registration Statement containing such revisions is attached to this letter.

b.         Reference is made to the response of the Company to comment no. 5 of the Staff’s prior letter, reflected in our correspondence to the Staff dated June 19, 2014. The following information is intended to supplement the information provided therein. The Staff has requested additional information relating to the differences between the mid-point of the estimated offering price range and the fair values reflected by each of the issuances of securities from January 2014 through the date hereof.

The Company believes that it has at all times issued options (in lieu of warrants issued to investors in Innocoll Holdings, Inc.), restricted shares (in the form of preferred restricted shares and ordinary restricted shares) and phantom shares applying per share values that are not less than the fair market value of its corresponding shares at the time of grant. The Company has endeavored to continuously make a good faith determination of the value of its shares where no ready basis for valuations may be available. The Company has considered, among other things, its financial position, the stage of its business development and activities and the availability of capital to the Company. Throughout its history, the Company has issued phantom shares and restricted shares as an incentive to management and as a method of recruiting experienced employees. It has been the Company’s policy to estimate the value of its shares on a periodic basis to track changes and developments in its business. These periodic valuations of its shares have been made by the Company's board of directors (in the case of its predecessor Innocoll Holdings, Inc.) and its advisory board, the predecessor to its supervisory board, to support the value of restricted shares and phantom shares for both financial reporting and income tax purposes. The Company’s procedures have been consistently followed and reflect an informed knowledge of the business, its competitive environment, technical and operational risks and the financial impact of outstanding preferred shares on the value of ordinary shares.

The following table summarizes the grants of restricted shares and phantom share awards to members of the supervisory board, management board and employees of the Company:

Grant Date	Security Granted	Effective Price Per Ordinary Share ($)[1]	Effective Price Per Ordinary Share (€)

January 2014	Ordinary and Series A through D-2 Preferred Shares	$35.39	€26.04

May 2014	Ordinary and Series A through D-2 Preferred Shares	$152.94	€112.52

1 Unless otherwise indicated, all amounts in U.S. dollars have been converted from euros to U.S. dollars at an exchange rate of $1.3592 per euro, the official exchange rate quoted as of July 7, 2014 by the European Central Bank. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated.

Mr. Jeffrey P. Riedler	Page 3	July 10, 2014

In addition, during the six-month period ended June 30, 2014, the Company issued securities to investors on the following dates at the following effective price per ordinary share:

Date of Sale	Security	Effective Price Per Share ($)	Effective Price Per Share (€)

May 2014	Series E Preferred Shares	$152.94	€112.52

June 2014	Series E Preferred Shares	$152.94	€112.52

In recognition of the Staff’s interest in understanding the factors affecting the difference between the anticipated offering price provided in a letter delivered to the Staff on July 3, 2014, and the estimated fair value of the grants, the Company is providing the information set forth below. The Company believes the following factors, along with those set forth in our correspondence dated June 19, 2014, explain the difference between the grant date estimated fair values of the Company’s shares and the subsequent sales of securities in arms-length transactions as well as the estimated IPO price. We note that as the Company approached 2014, its programs were reaching a critical stage of development that put the Company in a position to recognize a significant increase in value. The Staff may observe the cumulative effect of the below factors over the six-month period.

References below to defined terms shall have the same meanings as set forth in the registration statement.

•	In late January 2014, the Company’s distribution partner, Pioneer Pharma Co. Ltd. (“Pioneer”) commenced distribution and sales activities in Singapore for CollaGUARD (“CollaGUARD”).

•	On March 24, 2014, the Company, amended the terms of its relationship with Takeda GmbH (“Takeda”), an affiliate of Takeda Pharmaceutical Company Limited, to include an exclusive license to distribute, promote and sell CollaGUARD in Mexico, increasing the base of revenue available to the Company.

•	Between May and June 2014, one of the Company’s development partner Pharmasky (“Pharmasky”) filed for approval for marketing Zorpreva for use in surgical hemostat in Libya, Kuwait and Iraq, expanding the Company’s potential for revenue.

•	In May 2014, Pioneer filed for approval of marketing CollaGUARD in Indonesia.

•	In June 2014, Takeda completed its launch plans and committed to launching CollaGUARD in Russia during the summer of 2014.

•	In June and July 2014, Cogenzia received approval for marketing in Russia and Canada increasing substantially the short-term revenue potential for the Company’s important Cogenzia product.

•	In June 2014, the Company shipped its first supply of dental products to BioMet 3i, LLC pursuant to its exclusive distribution agreement for the distribution and sale of products outside of the United States.

•	In July 2014, Takeda filed for the sale of CollaGUARD in two additional countries.

•	In May and June 2014, the Company issued and sold an aggregate of $17.0 million (€12.5 million) of its securities to a limited number of investors (including new investors) for $152.94 (€112.52) per ordinary share. As a result, the Company which, prior to such sale of securities, reported that it had current assets less current liabilities of -$9.4 million (-€6.9 million) at March 31, 2014, became funded sufficiently to commence its clinical trials for Cogenzia and Xaracoll. Prior to the funding of the Company, its ability to commence these trials was in doubt. The funding of the Company significantly increased its potential for profitability and its ability to commercialize its products. Recognizing the substantial developments at the corporate level for the Company, the investors agreed to purchase the Company’s shares for an effective price of $152.94 per ordinary share (€112.52 per share), reflecting validation of the increased value per share from January to May.

Mr. Jeffrey P. Riedler	Page 4	July 10, 2014

•	In connection with the May and June financing of the Company, the Company’s shareholders agreed to convert all preferred shares into ordinary shares of the Company. At the time of the conversion, the Company’s preferred shares had an aggregate liquidation preference of approximately $193 million (€142 million) on a fully diluted basis including phantom stock, significantly reducing the value of ordinary shares. In addition, the preferred shares earned dividends at the rate of 6% to 10% per annum resulting in an additional diminution of value for ordinary shares. The conversion of the preferred shares was not conditioned on the offering and was complete and final prior to the determination of the value range for the proposed initial public offering. This represented a significant increase in value for the Company’s ordinary shares.

•	In May 2014, the Company restructured its advisory board (now members of its supervisory board) to add three new members, Jonathan Symonds, CBE, Schumeet Banerji and David Brennan. The Company directs the Staff’s attention to the biographies included in the Registration Statement for these three new supervisory board members. First, the Company’s chairman Mr. Symonds, serves as the chairman of HSBC Bank PLC, a substantial organization. Furthermore, Mr. Symonds was previously the Chief Financial Officer of Novartis AG from 2009 to 2013 and the Chief Financial Officer of AstraZeneca PLC for ten years from 1997 to 2007. As chairman, Mr. Symonds brings a wealth of knowledge, experience and leadership in matters of corporate governance and financial reporting, particularly in the pharmaceutical industry. Dr. Banerji was the founding chief executive officer of Booz & Company, a global management consulting firm which is very highly regarded and has served on the boards of directors of public companies, such as Hewlett Packard. Finally, Mr. Brennan has nearly forty years of experience in the pharmaceutical industry serving most recently as the chief executive officer of AstraZeneca PLC. Mr. Brennan brings a wealth of knowledge and experience in drug development, marketing and manufacturing to the Company. Together, these three new board members provide substantial value to the Company, not only for their experience in the pharmaceutical industry, but in their ability to assist the Company in forging strategic alliances and partnerships with other companies in the industry.

Of great importance, the establishment of the values attributed to the January 2014 grants, as described more thoroughly in our June 19, 2014 correspondence were pegged to the prices paid by investors who purchased the Company’s securities for cash during the most recent prior round of financing. The Company’s board considered these arms-length acquisitions and the prices at which independent investors were willing to acquire the Company’s securities in arms-length transactions as significant indicators of value. In May 2014, with the significant corporate accomplishments listed above pending, and with the negotiation with investors for a subsequent financing at an effective price per ordinary share of $152.94, the board deemed it appropriate to identify the higher share valuation indicated in the table. The Company’s board weighed the price paid in cash by independent investors as a significant measure of value.

The spread between the price per share of securities sold to investors in May and June and the estimated offering price reflected in the correspondence delivered to the Staff on July 3, 2014, reflects a 17.6% discount to the mid-point of the proposed range. The Company believes that such discount is appropriate for two reasons. First, at the time of the investments, the Company had not yet received any estimates from the underwriters with respect to a proposed range for the offering and it did not have the knowledge of what the final proposed range might be. Second, the 17.6% discount reflects what the Company believes to be a reasonable discount reflecting the risk by investors in making an investment in a private company where there can be no assurances of the completion of a public offering, reflecting the risk of lack of liquidity and lack of future funding inherent in any investment in a private research and development pharmaceutical company such as Innocoll.

In its valuations of the Company’s ordinary shares for internal purposes, the Company's advisory board determined that the value of the Company’s securities was not subject to valuation using accepted shareholder value techniques which would not readily apply to the Company’s historical set of facts. Accordingly, the Company has determined based upon the criteria set forth above, the described valuation of fair-market-value accurately reflects the value of the ordinary shares at each of the relevant times.

7. Other income, page F-18

3.	With regard to prior comment 9, please revise your disclosure here and elsewhere in the document, where the €14,930 gain is discussed, to state that the gain results from an extinguishment of a liability, as stated in your response.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have revised the disclosure on pages 66, 76, F-18 and F-19. Proofs of the proposed pages from the next amendment to the Registration Statement containing such revisions are attached to this letter.

9. Earnings/(loss) per share (restated), page F-19

4.	Regarding your response to prior comment 7, we are still evaluating your accounting treatment and may have further comments.

Response:

The Company respectfully acknowledges the Staff's comment.

Mr. Jeffrey P. Riedler	Page 5	July 10, 2014

23. Share based payments, page F-34

5.	Please refer to prior comment 12. Please note that we are deferring our evaluation of your reorganization into a German stock corporation, including the related issuance of options for warrants held by the prior owners of Innocoll Holdings, Inc. until this reorganization is completed and the corresponding exhibits are filed.

Response:

The Company respectfully acknowledges the Staff's comment and refers the Staff to its response to comment number 1 of this letter.

16. Share Based payments, page F-50

6.	Please provide us your computation of share-based compensation expense of €483,262.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the following is the Company’s calculation of the share based compensation expense for the three months ended March 31, 2014. This calculation should be read in conjunction with our response to comment 5 of our letter dated June 19, 2014 which sets forth the basis for the calculation.

	Ordinary shares	B Preferred shares	A Preferred shares	C Preferred shares	D-2 Preferred shares	D Preferred shares	Total

Total value per share class as per independent third-party valuation report	€316,000	€669,000	€2,738,000	€2,951,000	€1,937,000	€19,195,000	€27,806,000

Fully diluted number of shares at date of grant	44,122	60,614	360,541	230,210	24,980	191,947	912,414

Value per share	7.162	11.037	7.594	12.819	77.542	100.002

No. of restricted shares and phantom shares granted	5,372	7,380	43,900	28,031	24,981	1,432	111,096

Expense per class of share	€38,474	€81,453	€333,384	€359,329	€1,937,077	€143,203	€2,892,920

Less nominal value consideration received for restricted share units							(47,840)

Total amount to be expensed over vesting period (12 months)							2,845,080

Charge for 62 days to March 31, 2014 (€2,845,080* 62 /365)							483,262

Should you have any questions or comments, please feel free to call me at (212) 768-5374.

Sincerely,

/s/ Jeffrey A. Baumel

Jeffrey A. Baumel

Mr. Jeffrey P. Riedler	Page 6	July 10, 2014

Enclosures

cc:	Michael Myers, Ph.D., Innocoll AG
Gordon Dunn, Innocoll AG
Kristina E. Beirne, Esq., Dentons US LLP
Anthony D. Foti, Esq., Dentons US LLP
Michael D. Maline, Esq., Goodwin Procter LLP
Thomas S. Levato, Esq., Goodwin Procter LLP
Scot Foley, U.S. Securities and Exchange Commission
Frank Wyman, U.S. Securities and Exchange Commission
Lisa Vanjoske, U.S. Securities and Exchange Commission